UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Melinta Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58549G 100

(CUSIP Number)

Anna Kim, Esq.

Vatera Holdings LLC

499 Park Ave, 23rd Floor

New York, NY 10022

(212) 590-2950

With a copy to:

Gordon R. Caplan, Esq.

Sean M. Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Healthcare Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,007,237
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,007,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,007,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon approximately 56.0 million shares of Common Stock of the Issuer outstanding as of May 29, 2018, as reported to the Reporting Persons by the Issuer.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VHPM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 600,722
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 600,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon approximately 56.0 million shares of Common Stock of the Issuer outstanding as of May 29, 2018, as reported to the Reporting Persons by the Issuer.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,607,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,607,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,607,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon approximately 56.0 million shares of Common Stock of the Issuer outstanding as of May 29, 2018, as reported to the Reporting Persons by the Issuer.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Ferro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,607,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,607,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,607,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculations are based upon approximately 56.0 million shares of Common Stock of the Issuer outstanding as of May 29, 2018, as reported to the Reporting Persons by the Issuer.

CUSIP No. 58549G 100

This Amendment No. 3 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 3, 2017 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 29, 2017 (“Amendment No. 1”), and the Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 8, 2018 (“Amendment No. 2” and, collectively with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Melinta Therapeutics, Inc. (the “Issuer”), whose principal executive offices are located at 300 George Street, Suite 301, New Haven, CT 06511. The shares of Common Stock beneficially owned by the Reporting Persons as reported herein are referred to as the “Shares.” Information given in response to each item should be deemed incorporated by reference in all other items, as applicable. Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Schedule 13D.

Item 3. Source or Amount of Funds or Other Consideration.

The final paragraph is hereby supplemented as follows:

The response to Item 4 is incorporated herein by reference. The source of funds for the acquisitions of the shares of Common Stock by each of Vatera Healthcare and VHPM pursuant to the Offering was from working capital of Vatera Healthcare and VHPM, respectively.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On May 29, 2018, the Issuer consummated an underwritten public offering (the “Offering”) of Common Stock. In the Offering, Vatera Healthcare purchased from the underwriters 7,500,000 shares of Common Stock of the Issuer for an aggregate purchase price of $37,500,000, or $5.00 per share, and VHPM purchased from the underwriters 378,500 shares of Common Stock of the Issuer for an aggregate purchase price of $1,892,500, or $5.00 per share.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The beneficial ownership percentages for the Reporting Persons described in this Amendment are based on 6,729,459 shares of Common Stock acquired directly by Vatera Healthcare in connection with the Merger, 1,777,778 shares of Common Stock acquired directly by Vatera Healthcare pursuant to the Equity Commitment Letter, 7,500,000 shares of Common Stock acquired directly by Vatera Healthcare pursuant to the Offering, 222,222 shares of Common Stock acquired directly by VHPM pursuant to the Equity Commitment Letter, 378,500 shares of Common Stock acquired directly by VHPM pursuant to the Offering and approximately 56.0 million shares of Common Stock outstanding as of May 29, 2018, as reported to the Reporting Persons by the Issuer. The deemed beneficial ownership of Vatera Holdings and Mr. Ferro constitutes approximately 29.7% of the Common Stock of the Issuer outstanding as of May 29, 2018; the ownership of Vatera Healthcare constitutes approximately 28.6% of the Common Stock of the Issuer outstanding as of May 29, 2018; and the ownership of VHPM constitutes approximately 1.1% of the Common Stock of the Issuer outstanding as of May 29, 2018.

(b)	Vatera Healthcare directly holds, and has voting and dispositive power over, 16,007,237 of the Shares. VHPM directly holds, and has voting and dispositive power over, 600,722 of the Shares. Vatera Holdings, as the manager of Vatera Healthcare and VHPM, has voting and dispositive power over all of the Shares. Mr. Ferro, as the Chief Executive Officer, Chief Investment Officer and Managing Member of Vatera Holdings, has voting and dispositive power over all of the Shares. Other than for the purposes of Rule 13d-3 of the Act, each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its or his pecuniary interest therein, as applicable.

(c)	Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

CUSIP No. 58549G 100

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Offering, Mr. Ferro entered into a Lock-Up Agreement with J.P. Morgan Securities LLC and Jefferies LLC as representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement referred to therein (the “Representatives”), pursuant to which Mr. Ferro agreed, among other things and with certain exceptions, not to dispose of or hedge any shares of Common Stock for 90 days after May 23, 2018 without first obtaining the written consent of the Representatives.

Item 7. Materials to be Filed as Exhibits

Item is hereby supplemented as follows to add Exhibit 7:

Exhibit Number	Description

7.	Lock-Up Agreement, dated as of May 18, 2018, by and among Kevin Ferro and the Representatives. (3)

(3)	Incorporated herein by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, dated May 29, 2018.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated May 31, 2018

VATERA HEALTHCARE PARTNERS LLC

By:	Vatera Holdings LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro
Title: Chief Executive Officer, Chief Investment Officer and Managing Member

VHPM HOLDINGS LLC

By:	Vatera Holdings LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro
Title: Chief Executive Officer, Chief Investment Officer and Managing Member

VATERA HOLDINGS LLC

	By:	/s/ Kevin Ferro
Name: Kevin Ferro
Title: Chief Executive Officer, Chief Investment Officer and Managing Member

/s/ Kevin Ferro
Kevin Ferro